

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

September 25, 2017

Alastair Maxwell
Chief Financial Officer
Gas Log Partners LP
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

     Re: GasLog Partners LP
              Form 20-F for the Year Ended December 31, 2016
              Filed February 13, 2017
              File No. 000-36433

Dear Mr. Maxwell:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   /s/ Melissa Raminpour

                   Melissa Raminpour
                   Branch Chief
                   Office of Transportation and Leisure